FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on
Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange
Commission (File Nos. 333-149313, 333-170848 and 333-172317)

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of first quarter 2011 consolidated results

Item 1

Consolidated Results Q1 2011

YPF S.A.

Consolidated Results

Q1 2011

Consolidated Results Q1 2011

CONTENT

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE FIRST QUARTER 2011	3
2. ANALYSIS OF OPERATING RESULTS	5
2.1 UPSTREAM	5
2.2 DOWNSTREAM	7
2.3 CORPORATE	8
3. HIGHLIGHTS OF THE QUARTER	9
4. TABLES	10
4.1 CONSOLIDATED STATEMENTS OF INCOME	11
4.2 CONSOLIDATED BALANCE SHEETS	12
4.3 CONSOLIDATED STATEMENTS OF CASH FLOWS	13
4.4 MAIN PHYSICAL MAGNITUDES	14
4.5 STATEMENT OF INCOME CONCILIATION	15

Consolidated Results Q1 2011

Net income in the first quarter of 2011 reached MARS 1,774

Result First Quarter 2011	Q1 2010	Q4 2010	Q1 2011	Var.% Q1 2011/ Q1 2010
Amounts expressed in million of Argentine pesos
Operating income	2.713	1.867	2.710	-0.1%
Operating profit**	2.720	2.076	2.942	8.2%
Net income	1.583	1.065	1.774	12.1%
Investments	1.409	3.101	1.895	34.5%
Earnings per share
Earnings per share ARS	4,025	2,710	4,510	12.1%
Earnings per share USD*	1,037	0,670	1,113	7.3%
Note: Unaudited figures. Ammounts in accordance with Argentine GAAP
* Period end exchange rate Argentina Central Bank
** Operating income considering the inclusion of holding gains on inventories in the costs of sales

1.	MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE FIRST QUARTER 2011

Operating income rose to MARS 2,710 in the first quarter 2011, standing at similar levels than same period in 2010.

Operating revenues in the first quarter 2011 reached MARS 12,537, 26.5% higher than the same period last year. These increases in revenues were due to higher volume sales of petroleum and petrochemical products in the domestic market and price recovery, both in the domestic and international markets.

Additionally, purchases from third parties in the first quarter 2011 compared to same in 2010, went up by 106.1% up to MARS 3,711.  There was a drop in the drilling activities due to a union strike in December, 2010, resulting in a lower availability of oil in the domestic market and also a 7.1% decrease in crude processing in our refineries. Within this context and with the purpose of maintaining our sales volume, purchases of refined products from third parties increased.

Operating costs posted in the first quarter 2011 were 13.3% higher than the same period in 2010, mainly due to higher expenses related to payroll, external services and transport and freights, as well as the increase in royalties paid resulting from higher price of oil and gas.

Consequently, higher operating revenues posted in the first quarter were offset by larger purchases of products and higher costs.

Net income for the period was MARS 1,774, 12.1% higher than the same period in 2010. Said increase was the result of better financial results as a consequence of the holding gains on our inventories as of the closing of the period, reaching MARS 232. In compliance with the argentine accounting standards, variations on the production cost that determine the inventory valuation at period- end  are to be included in the financial result.

Consolidated Results Q1 2011

Total investments in property, plant and equipment in the quarter reached MARS 1,895 outpacing those in the first quarter in 2010 by 34.5%. Said rise was driven by the increase in Upstream activities and the advance of Downstream projects.

Consolidated Results Q1 2011

2. ANALYSIS OF OPERATING RESULTS

2.1  UPSTREAM(1)

	Q1 2010	Q4 2010	Q1 2011	Var.% Q1 2011/ Q1 2010

Operating income (MARS)	1.866	1.063	1.982	6.2%
Crude oil production (Kbbl/d)	248,8	221,6	242,1	-2.7%
NGL production (Kboe/d)	57,2	55,9	53,3	-6.8%
Gas production (Mm3/d)	36,6	35,9	35,1	-4.1%
Total production (Kboe/d)	536,5	503,5	516,4	-3.7%
Exploration costs (MARS)	55,0	166,0	57,0	3.6%
Investments (MARS)	1.146	1.782	1.498	30.7%
International Prices
WTI* (USD/bbl)	78,9	85,2	94,6	19.9%
Gas Henry Hub* (USD/Mmbtu)	5,3	3,8	4,1	-22.6%
Realization Price
Crude oil prices in domestic market. Period average. (USD/bbl)	46,6	53,6	54,1	16.1%
Average gas price** (USD/Mmbtu)	2,38	2,45	2,56	7.6%
* Source: Reuters
** Net of export tax
(1)	controlled companies included

Operating income rose to MARS 1,982, 6.2% higher compared to the same period last year.

Better results in the quarter were driven by a sustained price recovery of crude oil in the domestic market together with a higher price obtained from the sale of gas, which have offset the negative impact of higher operating costs of the quarter.

In international markets, the average WTI indicator for the period was 94.6 USD/bbl, 19.9% over the average for the first quarter of 2010. In this context the price of crude oil in the local market went up by 16.1% to 54.1 USD/bbl. As to natural gas, the sales average price was 2.56 USD/Mmbtu, 7.6% over that of the first quarter in 2010, due to the higher sale price to the industrial sector and the power plants.

Consolidated Results Q1 2011

Total production of hydrocarbons in the first quarter of this year was  516.4 Kboe/d compared to 536.5 Kboe/d in the same period of the previous year. Crude oil production reached 242.1 kboe/d, 2.7%  below  that in the first quarter of 2010 due to the losses brought about  by a slowdown in development activities in Chubut and Santa Cruz provinces, as a consequence of union strikes during December 2010. Consequently, there was no booking of the incentives corresponding to the Program “Petróleo Plus” in this quarter. As to the production of natural gas and LNG, it was 35.1 Mm3/d and 53.3 kboe/d respectively in the first quarter of 2011, 4.1% and 6.8% below those in the same period of 2010 due to the natural decline.

The quarter operating result for the controlled companies belonging to the upstream area including Compañía MEGA, YPF Holdings, YPF International, YPF Oil Services and YPF Services, rose to MARS 52 and it corresponded mainly to the results of MEGA.

Investments in exploration and development reached MARS 1,498 in the first quarter of 2011, outpacing those in the same period of 2010 by 30.7%. The increase is the result of a greater development activity in Neuquina basin and Golfo San Jorge basin.

Consolidated Results Q1 2011

2.2  DOWNSTREAM(1)

	Q1 2010	Q4 2010	Q1 2011	Var.% Q1 2011/ Q1 2010
Operating income (MARS)	1.132	880	1.131	-0.1%
Sales of petroleum products in domestic market (Km3)	3.749	4,287	3.915	4.4%
Sales of petroleum products in export market (Km3)	878	617	696	-20.8%
Sales of petrochemical products in domestic market (Ktn)	188	330	239	27.4%
Sales of petrochemical products in export market (Ktn)	81	64	99	22.6%
Crude oil processed (Kboe/d)	321	294	298	-7.1%
Investments (MARS)	238	1,262	378	58.8%
(1) controlled companies included

Operating income in this segment rose to MARS 1,131 in the first quarter of 2011, standing at similar levels to the ones for the same period in the previous year.

The operating result was negatively affected by higher prices in crude oil purchases, greater volumes and higher prices in biofuel purchases, higher operating costs and greater volumes and higher prices in purchases of petroleum products, mainly imports of diesel.

The volume of crude oil processed in the quarter was 298 Kboe/d, 7.1% lower than that in the first quarter of 2010 mainly due to a lower availability of crude oil.

Likewise, sales volumes of petroleum products in the domestic market was 4.4% higher as a result of the increase in the volumes of premium gasoline and diesel, while exports fell by 20.8%, mainly those corresponding to fuel oil and LPG.

Also, sales of petrochemical products rose in both the domestic and export markets compared to the same period in the previous year, posting variations of 27.4% and 22.6% respectively, which contributed to offset higher costs and expenses already mentioned.

Investments in Downstream in the quarter were MARS 378, 58.8% above those in the first quarter of 2010. Such increase was grounded on the advances in the CCR project, which will increase production

Consolidated Results Q1 2011

capacity in gasoline at our chemical complex in La Plata and the advances in the hydrodesulphurization projects at Lujan de Cuyo and La Plata plants intended to improve the quality of refined products.

The result of the quarter from the controlled companies within downstream, including OPESSA, Refinor, YPF Brasil Comercializadora and Profertil, rose to MARS 166, 9% higher than the same period last year.

2.3 CORPORATE

This business segment involves mainly running costs and other activities that are not reported against the business units.

Corporate costs net of the quarter rose to MARS 403, above the level in the same period of 2010 by MARS 118.

Consolidated Results Q1 2011

3. HIGHLIGHTS OF THE QUARTER

In March YPF briefed the National Securities Commission upon the notification over the dismissal of the injunction suit in the case “Karcz, Miguel Angel and other against Repsol YPF S.A.”, authorizing the free availability of its shares, allowing their sale or transfer provided Repsol YPF S.A held, direct or indirectly, the title to 10% of YPF S.A shares.

In March Repsol YPF placed 11.5% of YPF capital stock on the New York Stock Market, which together with private transactions with Eton Park Capital Management, Capital Guardian Trust Company and Capital International, Inc in December, 2010 and the transaction with Lazard Asset Management in March, 2011 as well as other investment funds, raised YPF floating to reach 16.3% of its capital stock.

On April 26, 2011, there was a Shareholders Meeting at which the financial statements for the fiscal year 2010 were approved and the members of the Board of Directors and Audit Commission were renewed. In the case of the director representing the state for shares Class A, the national government appointed Mr Roberto Baratta, under secretary of the Ministry of Federal Planning as director for the fiscal year period.

In April 2011, YPF entered into a Memorandum of Agreement with the province of Mendoza with the purpose of extending the original term of the Exploitation Concessions and transport concessions in the area of the province as from the expiration date of the original term granted, its enforceability being subject to the Executive Power’s approval of said Memorandum of Agreement  by decree within a maximum period of  ninety days.

In May YPF S.A. received a letter from Petersen Energía Inversora S.A. (“PEISA”), which notified that on May 3, 2011, PEISA exercised the call option, referred to in the Second Shares Call Option Contract celebrated as of February 21, 2008, to purchase from Repsol YPF S.A. Repsol Exploración, S.A., Caveant S.A. and Repsol YPF Capital S.L. (REPSOL GROUP) 39,331,279 shares which represent 10% of the capital stock of YPF S.A.

Investors Relations
E-mail:  inversoresypf@ypf.com
Website: www.ypf.com
BV. Macacha Güemes 515
1106 Buenos Aires (Argentina)
Tel: 54 11 54412000
Fax: 54 11 54412001

Consolidated Results Q1 2011

Consolidated Results Q1 2011

4.1 CONSOLIDATED STATEMENT OF INCOME
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

Q1 2010	Q4 2010	Q1 2011	Var.% Q1 2011/ Q1 2010

Net sales	9.914	12.313	12.537	26.5%
Purchases	-1.801	-2.966	-3.711	106.1%
Cost of sales and operating expenses	-5.400	-7.480	-6.116	13.3%
Operating income	2.713	1.867	2.710	-0.1%
Income (loss) on long-term investments	19	1	20	5.3%
Other (expense) income, net	-5	-132	-20	300.0%
Financial result and holding gains:	-279	-45	1	-100.4%
Net income before income tax.	2.448	1.691	2.711	10.7%
Income tax	-865	-626	-937	8.3%
Net income	1.583	1.,065	1.774	12.1%
Earnings per share	4,02	2,71	4,51	12.1%

EBITDA	3.928	3.086	4.259	8.4%
* EBITDA = Net Income+ net interest + income tax + depreciation of fixed assets

Consolidated Results Q1 2011

4.2 CONSOLIDATED BALANCE SHEET
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

	12/31/2010	03/31/2011
Current Assets
Cash	570	545
Investments	1.957	2.472
Trade receivables	3.322	3.522
Other receivables	3.089	3.505
Inventories	3.865	4.772
Total current assets	12.803	14.816

Noncurrent Assets
Trade receivables	28	28
Other receivables	1.587	1.351
Investments	594	608
Fixed assets	31.567	31.942
Intangible assets	10	10
Total noncurrent assets	33.786	33.939
Total assets	46.589	48.755
	-	-
Current Liabilities
Accounts payable	7.639	7.089
Loans	6.176	6.188
Salaries and social security	421	287
Taxes payable	2.571	3.016
Contingencies	295	323
Total current liabilities	17.102	16.903
	-	-
Noncurrent Liabilities
Accounts payable	5.616	5.931
Loans	1.613	1.888
Salaries and social security	168	168
Taxes payable	523	515
Contingencies	2.527	2.539
Total noncurrent liabilities	10.447	11.041
Total liabilities	27.549	27.944

Shareholders’ Equity	19.040	20.811
Total liabilities and shareholders’ equity	46.589	48.755

Consolidated Results Q1 2011

4.3 CONSOLIDATED STATEMENT OF CASH FLOWS
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

Q1	Q1
2010	2011
Cash Flows from Operating Activities
Net income	1.583	1.774
(Income) loss on long-term investments	(19)	(20)
Depreciation of fixed assets	1.303	1.384
Consumption of materials and fixed assets retired	72	137
Increase/ Decrease in allowances / accruals	259	166
Changes in assets and liabilities:	(473)	(1.637)
Dividends from long-term investments.	-	6
Net charge of income tax payment	558	446
Net cash flows provided by operating activities	3.283	2.256
Cash Flows from Investing Activities
Acquisitions of fixed assets	(1.446)	(1.895)
Others	92	(1)
Net cash flows used in investing activities	(1.354)	(1.896)
Cash Flows from Financing Activities
Payment of loans	(2.580)	(3.968)
Proceeds from loans	1.983	4.098
Dividends paid	-	-
Net cash flows used in financing activities	(597)	130
Increase in Cash and Equivalents	1.332	490

Cash and equivalents at the beginning of year	2.145	2.527
Cash and equivalents at the end of year	3.477	3.017
Increase in Cash and Equivalents	1.332	490

Consolidated Results Q1 2011

4.4 MAIN PHYSICAL MAGNITUDES

Unit	2010		2011
	Q1	Q4	Q1
Upstream
Crude oil production	Kbbl	22.393	20.386	21.787
NGL production	Kbbl	5.146	5.142	4.794
Gas production	Mm3	3.298	3.306	3.163
Total production	Mbbl	48.282	46.321	46.476

Downstream
Sales of petroleum products
Domestic market
Gasoline	Km3	924	980	1.008
Diesel	Km3	1.990	2.196	2.081
Jet fuel and kerosene	Km3	120	123	108
Fuel Oil	Km3	22	185	63
LPG and NGL	Km3	232	227	237
Others	Km3	461	576	418
Total domestic market	Km3	3.749	4.287	3.915
Export market
Gasoline	Km3	112	129	125
Jet fuel and kerosene	Km3	131	131	145
Fuel Oil	Km3	333	94	138
LPG and NGL	Km3	125	90	85
Others	Km3	177	173	203
Total export market	Km3	878	617	696
Total sales of petroleum products	Km3	4.627	4.904	4.611
Sales of petrochemical products
Domestic market
Fertilizers*	Ktn	72	174	97
Methanol	Ktn	32	61	54
Others	Ktn	84	95	88
Total domestic market	Ktn	188	330	239
Export market
Fertilizers*	Ktn	27	38	49
Methanol	Ktn	29	5	31
Others	Ktn	25	21	19
Total export market	Ktn	81	64	99
Total sales of petrochemical products	Ktn	269	394	338
* Includes sales of profertil at 50%

Consolidated Results Q1 2011

4.5 STATEMENT OF INCOME CONCILIATION FOR THE PERIODS CORRESPONDING TO FISCAL YEAR 2010 FOR COMPARATIVE PURPOSES

The charts below show the effect of changes in the data from previous periods, resulting from the accounting of deferred liabilities, on the statement of operations issued during fiscal year 2010 to be released for comparative purposes for the rest of 2011.

Consolidated financial statements amounts - in millions of argentine pesos	Published financial statements	Amendment	Amended figures	Published financial statements	Amendment	Amended figures
	Q1 2010		Q1 2010	Q2 2010		Q2 2010
Operating income	2.713	-	2.713	2.522	-	2.522
Income (loss) on long-term investments	14	5	19	58	3	61
Other (expense) income, net	(5)	-	(5)	16	-	16
Financial result and holding gains	(279)	-	(279)	(125)	-	(125)
Net income before income tax	2.443	5	2.448	2.471	3	2,474
Income tax	(908)	43	(865)	(913)	45	(868)
Net income	1.535	48	1.583	1.558	48	1.606

Consolidated financial statements amounts - in millions of argentine pesos	Published financial statements	Amendment	Amended figures	Published figures	As of
	Q3 2010		Q3 2010	Q4 2010	12/31/2010 (a)
Operating income	2.373	-	2.373	1.867	9.475
Income (loss) on long-term investments	(5)	3	(2)	1	79
Other (expense) income, net	(34)	-	(34)	(132)	(155)
Financial result and holding gains	70	-	70	(45)	(379)
Net income before income tax	2.404	3	2.407	1.691	9.020
Income tax	(917)	46	(871)	(626)	(3.230)
Net income	1.487	49	1.536	1.065	5.790

(a) As of December 31, 2010 includes the new criteria, which affects the net income in MARS 177.

Consolidated Results Q1 2011

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and Exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other Price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.
The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 6, 2011	By:	/s/ Antonio Gomis Sáez
	Name:	Antonio Gomis Sáez
	Title:	Director